The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

03032515

October 2, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 03 2003
WASH. D.C.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Basic Agreement Reached with Tokyo Metropolitan Government to Settle Large Bank Tax Lawsuit

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

dlw 10/6

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By /s/ Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

Basic Agreement Reached with Tokyo Metropolitan Government
To Settle Large Bank Tax Lawsuits

Tokyo, October 2, 2003 — The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") announced today that Sumitomo Trust had today under the observation of the Supreme Court reached a basic agreement with the Tokyo Metropolitan Government and the Tokyo Governor to make settlement-at-court ("soshoujou-no-wakai") at the Supreme Court regarding the Tokyo Metropolitan Government's tax on large banks.

The settlement is subject to the enactment and implementation of the related draft ordinance revision being tabled at this year's third regular meeting of the Tokyo Metropolitan Assembly.

In response to the agreement, Sumitomo Trust is planning to post approximately 5 billion yen of extra ordinary profit for the 1st half fiscal year 2003.

The amendment of forecast for 1st half and full fiscal year 2003 is possible subject to the impact of other factors.

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654